UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: December 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Future FinTech Group Inc.
Full Name of Registrant

N/A
Former Name if Applicable

Americas Tower, 1177 Avenue of The Americas, Suite 5100
Address of Principal Executive Office (Street and Number)

New York, NY 10036
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Future FinTech Group Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company's financial statements in time for filing. The Company anticipates filing its Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Shanchun Huang	888	622-1218
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Future FinTech Group Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2022	By:	/s/ Shanchun Huang
Shanchun Huang
	Title:	Chief Executive Officer

Part IV. (3) Anticipated Changes in Results of Operations

We anticipate that we will report the following changes in the results of operations from the 2021 fiscal year:

Revenue increased from $0.37 million in 2020 to $25.05 million in 2021, increase of $24.68 million or 6,693.88%. The increase in overall revenue was mainly due to an increase in assets management services and supply chain financing service and trading business. CCM Shopping Mall Membership fees decreased from $0.34 million for the year ended 2020 to $86 for the year ended 2021, because there was no new member enrollment during the year of 2021 and the Company has transformed its business model of CCM Shopping Mall from a member-based platform to a sales agent based eCAAS platform. Due to COVID-19 related restriction on large gathering for meetings and conference which primarily used by us before the pandemic for marketing and business development of new members, we were unable to attract new member enrollment during the year ended 2021 and have transformed business model for the platform. Coal and Aluminum Ingots Supply Chain Financing Service and Trading business increased from $0 for year ended 2020 to $19.73 million for the year ended 2021. This is a new business we started during the second quarter of 2021 which did not exist in 2020. Sale of goods decreased from $1,675 for the year ended 2020 to $0 for the year ended 2021 as no sale of goods during the same period of 2021. Asset management service fee increased from $0 for the year ended 2020 to $5.32 million for the year ended 2021. This is a new business we acquired during the third quarter 2021 which did not exist in 2020.

Overall gross margin as a percentage of revenue was 6.68% for the year ended 2021, a decrease of 83.82% compared to 90.5% for the same period of last fiscal year, mainly due to less revenues from the membership fee which has a much higher margin than that of coals and aluminum ingots financial service and trading business.

General and administrative expenses increased by $4.3 million, or 105.54%, from $4.1million to $8.4 million for the year ended 2021, compared to the same period of last fiscal year. The increase in general and administrative expenses was mainly due to new business development and new subsidiaries established by the Company during the year ended 2021 comparing to the same period of 2020. Selling expenses increased by $0.33 million to $0.37 million in 2021 as compared to $0.04 million in 2020, mainly due to an increase in selling expenses from our new business.

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